UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                  ELECTRONIC MANUFACTURING SERVICES GROUP, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)

                                   466086-20-4
                                 (CUSIP Number)

                                 GERALD F. ROACH
          SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.
           P.O. BOX 2611, RALEIGH, NORTH CAROLINA 27602 (919) 821-6668
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 30, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         KENNETH H. MARKS
         ###-##-####
- -------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
- -------------------------------------------------------------------
3        SEC USE ONLY
- -------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
- -------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [ ]
- -------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
- -------------------------------------------------------------------
                                    7       SOLE VOTING POWER
                                            2,036,395
 NUMBER OF                          ___________________________________________
  SHARES                            8       SHARED VOTING POWER
                                            -0-
BENEFICIALLY                        ___________________________________________
 OWNED BY                           9       SOLE DISPOSITIVE POWER
                                            2,036,395
  EACH                              ___________________________________________
  PERSON                            10      SHARED DISPOSITIVE POWER
                                            -0-
- -------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,036,395
- -------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                [ ]
- -------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      40.7%
- -------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                       IN
- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

                           Common  Stock,   par  value  $.0025  per  share,   of
                  Electronic Manufacturing Services Group, Inc., a Delaware corporation ("EMSG") whose principal executive offices are located at 6638 Old Wake Forest Road, Raleigh, North Carolina 27604. The principal executive officers of EMSG are (i) Kenneth H. Marks, President and Chief Executive Officer, and
                  (ii) Kenneth L. Marks, Secretary. The business address for Messrs. Marks and Marks is the same as set forth above for EMSG's principal executive offices.

ITEM 2.  IDENTITY AND BACKGROUND.

                           This  Schedule  13D is filed by Kenneth H.  Marks,  a
                  citizen of the United States ("Marks"). Marks is currently the President and Chief Executive Officer of EMSG and a director of EMSG. Marks' business address is 6628 Old Wake Forest Road, Raleigh, North Carolina 27604.

                           Marks  has not,  during  the last  five  years,  been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violations with respect to such laws.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           Marks  acquired  his shares in EMSG on July 31,  1996
                  pursuant to the consummation of that certain Agreement and Plan of Merger by and among EMSG, J.A. Industries of North Carolina, Inc. ("Acquisition"), and Kenmar Business Groups, Inc. ("Kenmar") dated as of March 1, 1996 (the "Merger Agreement"). Pursuant to the Merger Agreement, the parties thereto effected a reverse triangular merger whereby Kenmar (which has subsequently changed its name to "EMSG Systems Division, Inc.") became a wholly-owned subsidiary of EMSG, and each share of Kenmar's Common Stock was converted into the right to receive 42.06 shares of unregistered Common Stock of EMSG. At the consummation of the merger pursuant to the Merger Agreement, Marks owned 40,095 shares of the Common Stock of Kenmar, which shares were converted into the right to receive 1,686,395 shares of the Common Stock of EMSG. In addition, pursuant to an Employee Stock Option Agreement between Marks and EMSG dated as of July 30, 1996, Marks has an option to purchase an additional 350,000 shares of EMSG Common Stock at an exercise price of $2.25 per share (the "Marks Option Agreement").

                           None of the  shares  currently  owned  by  Marks  are
                  subject to any liens or encumbrances.

ITEM 4.  PURPOSE OF TRANSACTION.

                           Marks has no current  intentions with respect to EMSG
                  other than personal investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                           As described above,  Marks acquired  1,686,395 shares
                  of EMSG Common Stock on July 31, 1996 pursuant to the consummation of the merger contemplated by the Merger Agreement. In addition, pursuant to the Marks Option Agreement, Marks has an option to purchase an additional 350,000 shares of EMSG Common Stock at an exercise price of $2.25 per share.

                           Pursuant to the Merger  Agreement,  EMSG entered into
                  an Option Agreement, dated as of July 30, 1996, with Kenmar, Acquisition and Marks (as representative of the Kenmar shareholders) (the "Option Agreement"). Pursuant to the Option Agreement, the former Kenmar shareholders have a right to purchase 750,000 shares of EMSG Common Stock for an aggregate purchase price of $1 upon the occurrence of any breach of any representation, warranty, covenant, or other obligation of EMSG or Acquisition under the Merger Agreement. In the event the option under the Option Agreement were to be exercised, Marks would acquire an additional 457,608 shares of EMSG Common Stock.

                           All ownership  percentages set forth herein are based
                  on (i) 5,510,082 shares of EMSG Common Stock outstanding, which was the approximate amount outstanding after the consummation of the merger described above, plus (ii) the 350,000 shares of EMSG Common Stock subject to the Marks Option Agreement. Such percentages do not include shares issuable pursuant to the Option Agreement upon the occurrence of the conditions described therein.

                           Information concerning the Common Stock ownership and
                  percentage of outstanding shares of Marks is contained in the cover page to this Schedule 13D and such information is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           As described  above,  Marks has the right to purchase
                  350,000 shares of EMSG Common Stock at an exercise price of $2.25 per share pursuant to the Marks Option Agreement. Also as described above, Marks would acquire an additional 457,608 shares of EMSG Common Stock pursuant to the Option Agreement upon the occurrence of the conditions described therein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


=======================================================================================================================
Exhibit                              Description                                           Status
- -----------------------------------------------------------------------------------------------------------------------

   1.           Merger Agreement and all schedules and                 Filed as exhibit to Proxy Statement
                exhibits thereto                                       dated July 10, 1996
- -----------------------------------------------------------------------------------------------------------------------
   2.           Marks Option Agreement                                 Attached
=======================================================================================================================




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                  Dated:   August 9, 1996




                                                     Kenneth H. Marks